Filed via EDGAR    September 27, 2017

Ms. Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
United States Securities and
Exchange Commission
100 “F” Street, NE
Washington, D.C. 20549

Re:    DineEquity, Inc.
Form 10-K for the Year Ended December 31, 2016
Filed March 1, 2017
File No. 001-15283

Dear Ms. Raminpour:

As the Interim Chief Financial Officer of DineEquity, Inc., I am providing our responses to the Staff’s comments raised in its letter dated August 29, 2017. For ease of reference, each of the Staff’s comments is reproduced below in its entirety, and the Company’s response immediately follows.

Form 10-K for the Fiscal Year Ended December 31, 2016

Notes to the Consolidated Financial Statements

Note 5. Summary of Significant Accounting Policies, Intangible Assets, page 70

1. We note your disclosure that the estimated fair value of your Applebee’s Franchise Reporting Unit exceeded its carrying value by less than 10% and therefore was at risk as of December 31, 2016. Please provide the following disclosures in MD&A for this reporting unit:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Amount of goodwill allocated to the reporting unit;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•
Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Company’s Response:

•
The fair value exceeded the carrying value by 9% as of October 31, 2016, the date of the most recent quantitative test for impairment. The Company will provide this disclosure in MD&A in future filings with the Commission, updated as appropriate.

•
As disclosed in Note 5 of Notes to the Consolidated Financial Statements, $686.7 million of goodwill has been allocated to the Applebee’s franchise reporting unit. The Company will include a similar discussion in our MD&A in future filings with the Commission.

•
The Company made the following disclosure in Note 2 of Notes to the Consolidated Financial Statements: “In performing the quantitative test of goodwill, the Company primarily uses the income approach method of valuation that included the discounted cash flow method as well as other generally accepted valuation methodologies to determine the fair value of goodwill and intangible assets. Significant assumptions used to determine fair value under the discounted cash flow model included future trends in sales, operating expenses, overhead expenses, capital expenditures and changes in working capital, along with an appropriate discount rate based on the Company's estimated cost of equity capital and after-tax cost of debt.” The Company will include a similar discussion in our MD&A in future filings with the Commission. The Company will also disclose that the significant assumptions are determined in its annual process of preparing a multi-year strategic plan that is based on both historical results, trends and anticipated growth resulting from specific development initiatives planned to be implemented over the time horizon covered by the strategic plan.

•
The key assumptions in the discounted cash flow model are the forecasted change in royalty revenue due to a combination of changes in same-restaurant sales and net restaurant development, changes in operating expenses and changes in the discount rate. In future filings with the Commission, the Company will address the uncertainty associated with the key assumptions. An example of the expanded disclosure would be “the discounted cash flow model assumes a decline in the total number of Applebee’s restaurants due to closures over the next ___years [relevant time frame to be provided in the actual disclosure], followed by a return to positive net restaurant development over the remainder of the forecast period.”

•
In future filings with the Commission, the Company will expand its disclosure on page 30 of MD&A under the caption Significant Known Events, Trends or Uncertainties Impacting or Expected to Impact Comparisons of Reported or Future Results, which currently reads “Downward revisions of long-term performance assumptions or changes in the assumed long-term discount rate could result in impairment charges in the future,” to address events that reasonably could be expected to result in downward revisions to performance assumptions and changes to the long-term discount rate.

Note 17. Segment Reporting, page 85

2. We note from your disclosure on page 66 in Note 2, that you have four operating segments: franchise operations (an aggregation of Applebee’s and IHOP franchise operations), rental operations, company-operated restaurant operations and financing operations. In light of the fact that we also note that your management structure now includes a President of IHOP business unit and President of Applebee’s, please explain to us why you believe that franchise operations represents one operating segment under the guidance in ASC 280-50-1, and Applebee’s and IHOP do not represent separate operating segments. As part of your response, please provide us the following information:

•	Tell us the title and describe the role of the CODM and each of the individuals that report to the CODM;

•	Describe the role of each brand President (Applebee’s and IHOP);

•
Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends meetings;

•	Tell us who is held accountable for each of the Applebee’s and IHOP brands and the title and role of the person this individual(s) reports to in the organization;

•	Describe the information regularly provided to the CODM and how frequently it is prepared.

Company’s Response:
The Company has aggregated its IHOP franchise operating segment and Applebee’s franchise operating segment into one operating segment described as “franchise operations.” The Company has applied the guidance in ASC 280-10-50-11, which states “Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of [ASC 280], if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:
a. The nature of the products and services
b. The nature of the production processes
c. The type or class of customer for their products and services
d. The methods used to distribute their products or provide their services
e.  If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.”
With respect to each of these areas:

a.
The Company franchises the rights to operate Applebee’s and IHOP restaurants, in return for which the Company collects revenue from franchisees of each brand primarily in the form of royalties, franchise fees and development fees (“franchise revenue”). Each brand also collects advertising fees (“advertising fees”). IHOP also sells proprietary dry mix for its pancakes and waffles to its franchisees (“dry mix revenue”). Applebee’s does not sell proprietary products to its franchisees simply because there is no such similar proprietary product used in a large number of menu offerings for Applebee’s as is the case with IHOP’s pancake and waffle dry mix.

b.	Not applicable as there is no production process related to franchising.

c.
There is no fundamental difference in class of customer between brands. The “customers” to whom the Company is providing services are franchisees. In turn, franchisees are individuals or larger entities, such as partnerships, LLCs and corporations, seeking to operate a chain restaurant with its attendant benefits such as brand recognition, commonality of menu offerings and consistency of operating procedures, as opposed to operating an independent restaurant.

d.
The Company uses similar methods to provide services for each brand, primarily through a development agreement defining territorial rights and development requirements in conjunction with a franchise agreement entitling use of/access to the brand intellectual property, such as name, menus and recipes and operating procedures, on a restaurant-by restaurant basis.

e.
Each brand, both domestically and internationally, is required to file a Franchise Disclosure Document (FDD) with the individual states/countries that regulate the sale of franchises in the respective jurisdictions. While the exact form and content of FDD’s may differ by jurisdiction, the document is similar for each franchisor.

The Company’s considerations of the “similar economic criteria” between the IHOP and Applebee’s franchise operations are as follows:

The first point considered was gross margin. With respect to franchise revenue, Applebee’s gross margin on franchise revenue for the year ended December 31, 2016 was 95.8%; the IHOP gross margin on franchise revenue for the same period was 98.1%. We view these margins as being economically similar.

With respect to advertising fees, the franchisee contributions to advertising funds and related expenses are accounted for differently at IHOP and Applebee’s. Based on analysis of gross vs. net reporting criteria, the advertising fees designated for the IHOP advertising funds are recognized as revenue and expense of IHOP franchise operations. However, due to our having less contractual control over Applebee’s advertising expenditures, the Applebee’s advertising fees and related expenditures are recognized on a net basis. The Company has always included prominent disclosure of this difference in accounting for advertising revenues in both its accounting policies footnote and MD&A in filings with the Commission. The Company has excluded the related advertising revenue and expense from the above gross margins for assessing the economic characteristics of IHOP and Applebee’s for similarity. IHOP cannot make a profit on the advertising activities. It is contractually entitled to collect those funds in accordance with franchise agreements, but it is also contractually obligated to spend those funds on advertising that benefits all IHOP franchisees, as well as for reimbursement for IHOP administrative costs of managing the advertising program. Therefore, the gross margin on advertising revenue is always zero. Accordingly, the Company does not assess performance based upon financial results of IHOP advertising activities. The Company does not allocate any capital based upon financial results of IHOP advertising activities. In summary, since advertising activities earn zero margin, we believe advertising revenue and expenses recognized by IHOP should be excluded when assessing the Applebee’s and IHOP operations for economic similarity.

With respect to dry mix revenues, as noted above, this revenue stream only relates to IHOP franchise operations. The Company does not produce the dry mix; rather, the Company purchases the dry mix from third parties and sells the dry mix to third-party distributors who provide the product to franchisees. In terms of size, dry mix revenues and gross margin are less than 10% of consolidated revenues and gross margin and, as such, dry mix revenues are not large enough to be required to be separately shown on the face of the Company’s Income Statement in accordance with Regulation SX-5-03 and thus the Company has elected to combine the dry mix revenues with the franchise operations. Additionally, given the nature of this activity is most closely associated with franchise operations, the Company has included dry mix revenues and expenses as part of franchise operations, as opposed to an “other” line item in its segment disclosures. Even with dry mix included, the IHOP gross margin on franchise revenue for the year ended December 31, 2016 was 87.4%, which the Company also believes remains economically similar to the Applebee’s gross margin.

From a qualitative perspective, there has been a change in the Company’s organizational structure and how it manages its operations. Over the past several years, the Company has transitioned to a “shared services” model with respect to administrative services such as finance, legal, information technology, communications and HR. From an operations perspective, the Company has established Centers of Excellence that jointly service both brands in areas such as restaurant development, marketing, operations services (franchisee interface), consumer insights and training. During 2015, the Company relocated any remaining operational functions that had been in Applebee’s Kansas City, MO Restaurant Support Center to the DineEquity corporate offices in Glendale, CA. We view this change to shared service/center of excellence management to be a qualitative indicator that supports the aggregation of franchise operations.

Other items that support aggregation:

•
The future growth prospects for the franchising operations of each brand are based on similar factors, namely, an increase in revenue resulting from positive changes in same-restaurant sales (“comp sales”) and from an increase in the number of restaurant units. Both IHOP and Applebee’s are mature brands in well-saturated segments of the restaurant industry (the family dining and casual dining segments, respectively). As such, realistic expectations for long-term average annual percentage growth in comp sales and the number of restaurant units are in the low single-digits for each brand.

•	The key performance metrics viewed by management are the same for each brand: changes in same-restaurant sales and net restaurant development.

•	2016 annual bonus compensation for Applebee’s and IHOP employees was based on the same factors: operating profit and growth in customer ticket count (along with individual-specific goals).

•
Resource allocation between the brands is not considered to be a significant determinative factor in terms of reporting segments. The Company’s brands are 100% franchised and as such, capital spending over the past three years has averaged only $6 million per year, more than half of which was spent on shared Corporate information technology infrastructure.

In summary, the Company concluded that the brand gross margins discussed above are sufficiently economically similar such that, when considered together with the qualitative factors noted above, the Applebee’s and IHOP franchise operating segments qualify for aggregation as a single operating segment in accordance with ASC 280-10-50-11.

The Staff has noted that the Company’s management structure now includes a President of the IHOP business unit and President of the Applebee’s business unit. While it is correct that the company hired John Cywinski as President of Applebee’s in March 2017, that role was not newly created. The Company’s management structure has functionally provided for a separate President of the Applebee’s and IHOP units since the Company acquired Applebee’s in November 2007. Since the acquisition, there have been instances where the President role at both Applebee’s and IHOP has been vacant for an extended time. During each of those vacancies, Julia Stewart, former Chairman and Chief Executive Officer of the Company has served as the Interim President of the brand. Ms. Stewart served as the Interim President of IHOP from August 2012 to May 2015 and served as the Interim President of Applebee’s from September 2015 through March 2017, the date of her departure from the Company.

Following are the Company’s responses to the Staff’s specific requests:

•
For purposes of the disclosures in Form 10-K for the year ended December 31, 2016, the Company considered its CODM to be the Chairman and Chief Executive Officer (“CEO”). The CEO had responsibility for the financial and commercial success of the Company. The CEO directed all aspects of the Company’s operations with day-to-day responsibility for leading the team and driving the business.

The CEO’s executive officer direct reports were the Chief Financial Officer (“CFO”); the President of IHOP; the President of International operations; the Senior Vice President, Legal, General Counsel and Secretary; the Senior Vice President, Human Resources; the Senior Vice President, Communications and the Senior Vice President, Development. The organization structure also provided for the President of Applebee’s as a direct report of the CEO. As previously noted, the CEO served as the Interim President of Applebee’s from September 2015 until February 2017.
The roles of the direct reports were as follows:

◦
The CFO was responsible for the management of the Company’s corporate finance function including: accounting and control, audit, tax, treasury, cash management, SEC reporting, investor relations, financial planning, analysis, operations finance, credit, and internal audit.

◦
The President of IHOP was responsible for the strategic direction for domestic functional areas of the IHOP brand, including the operational, marketing, culinary, innovation and franchisee relationship capability necessary to achieve the brand’s traffic, sales, and guest satisfaction targets.

◦
The President of Applebee’s was responsible for the strategic direction for domestic functional areas of the Applebee’s brand, including the operational, marketing, culinary, innovation and franchisee relationship capability necessary to achieve the brands traffic, sales, and guest satisfaction targets.

◦
The President of International was responsible for international operations and development of both Applebee’s and IHOP restaurants, including operational and marketing leadership necessary to drive sales, guest satisfaction and profitability for the business operations outside the U.S. Please note that revenue derived from all international operations comprised less than 3% of total consolidated revenue for the year ended December 31, 2016.

◦
The Senior Vice President, Legal, General Counsel and Secretary had responsibility for all legal matters relating to the Company’s operations including securities, litigation, financing agreements, debt instruments, corporate governance, employment, risk management and public reporting/regulatory compliance, in addition to oversight of the Company’s Quality Assurance function.

◦
The Senior Vice President, Human Resources, provided leadership for the Company’s human resource function, including employee relations, talent acquisition and staffing, retention, executive and organization development, succession planning, diversity, training and development, and compensation and benefits.

◦
The Senior Vice President, Corporate Communications was responsible for all corporate communications, including media relations, financial communications, issues/crisis management, team member and franchisee communications, CEO and executive communications, the Company’s corporate social responsibility program, and corporate reputation management.

◦
The Senior Vice President Development was accountable for the creation and execution of strategies that drive domestic development of traditional and non-traditional franchise restaurants of both the Applebee’s and IHOP brands.

•	The roles of the Applebee’s and IHOP Presidents are described above.

•
The CODM held 19 regularly scheduled meetings with her team of direct reports described above during 2016, with at least one meeting held in every month except March 2017. Financial information reviewed on a monthly basis prior to meetings included an income statement (including EBITDA) comparing year-to-date and as applicable, quarter-to-date results, with the current year’s budget and the prior year’s results for the comparable period; year-to-date adjusted earnings per share (as defined by the Company) compared to budget and prior year; a period-end balance sheet compared to the year-end balance sheet of the prior year; a year-to-date cash flow statement compared to the prior year; G&A expense variances to budget and prior year; and changes in same-restaurant sales and customer ticket counts. The financial information discussed at the meetings focused on consolidated EBITDA and variances between actual, budget and prior year amounts; adjusted EPS and primary components of variances between actual, budget and prior year amounts; consolidated G&A expenses and variances between actual, budget and prior year amounts; percentage change in same-restaurant sales and customer ticket counts for the Applebee’s and IHOP brands and variances between actual, budget and prior year amounts; operating profit for IHOP domestic operations, Applebee’s domestic operations and International operations (both brands combined); and gross and net restaurant development for Applebee’s domestic operations, IHOP domestic operations and International operations (both brands combined). The CODM also held 52 one-on-one meetings with her direct reports during 2016 covering both financial and non-financial matters.

•
The CEO was the person held responsible for each of the Applebee’s and IHOP brands. As described above, the role of President of each brand encompassed only the domestic operations of each brand and excludes development. The President of International was responsible for the non-U.S. operations of both Applebee’s and IHOP restaurants and reports directly to the CEO, not the brand Presidents. The Senior Vice President of Development for both Applebee’s and IHOP reported directly to the CEO, not the brand Presidents. Therefore, the individual responsible for all aspects, developmental and operational, of each brand was the CEO. The CEO reported to the Company’s Board of Directors.

•
Monthly, the CODM received the actual year-to-date/quarter-to-date financial information described above related to the regular meetings with direct reports. The CODM also received monthly forecasts of full-year P&L results reflecting actual results to-date plus estimated results for the remaining months of the year. This full-year forecast is compared to the current year budget and prior year and significant variances are highlighted and analyzed. The CODM received information on changes in same-restaurant sales and customer ticket counts for Applebee’s domestic restaurants and IHOP domestic restaurants. This information was available daily and summarized on a weekly, monthly, quarter-to-date and year-to-date basis. This information was also compared with data reported by a third party on changes in same-restaurant sales and customer traffic for the overall restaurant industry, the Family Dining segment of the restaurant industry in which IHOP competes and the Casual Dining/Casual Dining-Bar & Grill segment/sub segment in which Applebee’s competes. The CODM received monthly summaries of restaurant openings and closures for Applebee’s domestic restaurants, IHOP domestic restaurants and International restaurants of both brands. Significant intra-month changes may be reported on an ad-hoc basis. The CODM received periodic (at a minimum monthly) updates on the status of payment delinquencies from franchisees of Applebee’s and IHOP.

We hope our response appropriately addresses the Staff’s comments. Please contact me at (818) 637-3628 or via email at gregg.kalvin@dineequity.com should you require additional information or have any questions.

Sincerely,

/s/ Greggory H. Kalvin

Greggory H. Kalvin
Interim Chief Financial Officer